FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

S A D I A   S. A.

CNPJ/MF nº 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

                                                                                  CERTIFICATE

On the twenty-fourth day of June of the year two thousand and eight, at 02:30 p.m., at the Company's Branch in Várzea Grande-MT, at Alameda Júlio Muller, No. 1650, Bairro Porto Velho, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the Bylaws, Article 16, first paragraph, the meeting was called to order to discuss the following:

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2. PAYMENT OF DIVIDENDS UNDER INTEREST ON EQUITY:-

Upon the appreciation of the full content of the Minutes No. 511 of the Executive Board meeting held on 06.20.2008, the Board of Directors authorized, in conformity with the provision in the Bylaws Article 17, item IV, the setting up of a provision for the payment of interest on net equity, relating to the second quarter of 2008, in the gross amount of R$0.067754 and net amount of R$0.057591, per ordinary and preferred shares. This interest shall be considered in the calculation of the minimum compulsory dividend that will be approved by the Ordinary General Meeting to be held in 2009. The corresponding credit shall be made in the Company's accounting records on 06/30/2008, and payment shall be made on 08/18/2008 based on the shareholders on record on 07/01/2008, less withholding income tax of fifteen percent (15%) as per the terms of Law No. 9249/95, Article 9, Paragraph 2, except to shareholders who are provenly immune or exempt. The shares will be traded on the São Paulo Stock Exchange and on the New York Stock Exchange, ex-rights to interest on net equity, as of and including 07.02.2008. After the closing of the 2008 fiscal year, a resolution may be made about the distribution of complementary dividends based on the results found.

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There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

Várzea Grande-MT, June 24, 2008

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (Vice Chairman); Cassio Casseb Lima, Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio, Roberto Faldini and Vicente Falconi Campos.

I certify that this is a faithful copy of item 2 of Minutes No. 138, transcribed from the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary